SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No     )*

Radius Health, Inc.

(Name of Issuer)

Common Stock

Par value $0.0001 per share

(Title of Class of Securities)

None

(CUSIP Number)

Ipsen Pharma SAS

65, quai Georges Gorse, 92100 Boulogne Billancourt, France

with copies to:

Freshfields Bruckhaus Deringer US LLP

520 Madison Avenue

34th Floor

New York, NY 10022

Attn: Matthew L. Jacobson, Esq.

Tel: 212-284-4919

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Person Ipsen Pharma SAS

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 173,260 (See Item 5)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 173,260 (See Item 5)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 173,260 (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 23.77%(1) (See Item 5)

14	Type of Reporting Person CO

(1) This percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, and includes the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person for purposes of determining the aggregate number of outstanding shares of Common Stock.  If this percentage was calculated based upon 16,046,894 shares of outstanding Common Stock, consisting of: (i) 555,594 shares of Common Stock, and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011, the percentage of beneficial ownership reported in this row 13 would be 0.05%. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock.

1	Names of Reporting Person Ipsen, S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 173,260 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 173,260 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 173,260 (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 23.77%(2) (See Item 5)

14	Type of Reporting Person CO

(2) This percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, and includes the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person for purposes of determining the aggregate number of outstanding shares of Common Stock.  If this percentage was calculated based upon 16,046,894 shares of outstanding Common Stock, consisting of: (i) 555,594 shares of Common Stock, and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011, the percentage of beneficial ownership reported in this row 13 would be 0.05%. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock.

Item 1.                    Security and Issuer.

This statement relates to the Common Stock, $.0001 par value (the Common Stock) of Radius Health, Inc. (the Issuer) having its principal executive office at 201 Broadway, 6th Floor, Cambridge, MA 02139.

Item 2.                    Identity and Background.

(a) - (c) This statement is filed jointly by Ipsen Pharma SAS (Ipsen Pharma), a société par actions simplifiée organized under the laws of France, with its registered address at 65, quai Georges Gorse, 92100 Boulogne Billancourt, France and Ipsen, S.A. (Ipsen), a société anonyme organized under the laws of France, with its registered address at 65, quai Georges Gorse, 92100 Boulogne Billancourt, France and its majority shareholder, the holding company Mayroy, a société anonyme organized under the laws of Luxembourg (Mayroy).

Ipsen Pharma is a wholly-owned subsidiary of Ipsen. Ipsen Pharma and Ipsen are referred to collectively herein as the Reporting Persons.

The principal business of the Reporting Persons is creating, manufacturing and marketing pharmaceutical products.

Set forth on Schedule I attached hereto is (i) the name of each executive officer and director of Ipsen Pharma and Ipsen, (ii) the residence or business address of each executive officer and director, (iii) the present principal occupation or employment of each executive officer and director, and (iv) the citizenship of each executive officer and director.

(d) - (e) Within the past five years, none of the Reporting Persons nor Mayroy and, to the knowledge of each Reporting Person and Mayroy, none of the persons set forth in Schedule 1, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f) Each of the Reporting Persons is organized under the laws of France.  Mayroy is organized under the laws of Luxembourg.

Item 3.                    Source and Amount of Funds or Other Consideration.

Prior to the Merger (as defined below), on September 27, 2005, Target (as defined below) and Ipsen Pharma entered into a license agreement that was first amended on September 12, 2007 and then subsequently amended as of  May 11, 2011 (the License Agreement), pursuant to which Target agreed to issue shares of Target Preferred Stock (as defined below) to Ipsen Pharma in satisfaction of a milestone due Ipsen Pharma by Target. On May 11, 2011 Target and Ipsen Pharma entered into a Series A-1 Convertible Preferred stock issuance agreement (the Stock Issuance Agreement), pursuant to which, on May 17, 2011, Target issued to Ipsen Pharma 17,326 shares of Series A-1 Preferred Stock.

Pursuant to an Agreement and Plan of Merger dated April 25, 2011 (the Merger Agreement), by and among MPM Acquisition Corp. (the Company), RHI Merger Corp., a Delaware corporation and wholly owned subsidiary of the Company (MergerCo), and Radius Health, Inc., a Delaware corporation (Target), MergerCo merged with and into Target, with Target remaining as the surviving entity and a wholly-owned operating subsidiary of the Company. This transaction is referred to as the Merger. The Merger was effective as of May 17, 2011, upon the filing of a certificate of merger with the Delaware Secretary of State. At the effective time of the Merger (the Effective Time), the legal existence of MergerCo ceased and all of the shares of Target’s common stock, par value $.01 per share (the Target Common Stock), and shares of Target’s preferred stock, par value $.01 per share (the Target Preferred Stock), that were outstanding immediately prior to the Merger were cancelled and each outstanding share of Target Common Stock outstanding immediately prior to the Effective Time was automatically converted into the right to receive one share of the Company’s common stock and each outstanding share of Target Preferred Stock outstanding immediately prior to the Effective Time was automatically converted into the right to receive one-tenth of one share of the Company’s preferred stock as consideration for the Merger.

Following the Merger on May 17, 2011, the Company’s Board of Directors approved a transaction pursuant to which Target merged with and into the Company, leaving the Company (now the Issuer) as the surviving corporation (the Short-Form Merger). In connection with the Short-Form Merger, the Company relinquished its corporate name and assumed in its place the name “Radius Health, Inc.” The Short-Form and name change became effective on May 17, 2011, upon the filing of a Certificate of Ownership and Merger with the Delaware Secretary of State.

Following the Merger and the Short-Form Merger, Ipsen Pharma owns 17,326 shares of Series A-1 Preferred Stock which may be converted at the election of the holder into 173,260 shares of Common Stock (the Ipsen Shares).

Item 4.                    Purpose of the Transaction.

The Reporting Persons acquired the Ipsen Shares for investment purposes.

Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, any or all of the Reporting Persons may dispose of or acquire additional shares of the Issuer in compliance with applicable law and subject to the Amended and Restated Stockholders’ Agreement, dated May 17, 2011, entered into among the

Issuer and Ipsen Pharma, among others (the Stockholders’ Agreement). Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)   The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)   An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)   A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)   Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)   Any material change in the present capitalization or dividend policy of the Issuer;

(f)   Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)   Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)   Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)   A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)   Any action similar to any of those enumerated above.

Item 5.                    Interest in Securities of the Issuer.

(a) Assuming the conversion of all issued and outstanding shares of preferred stock of the Issuer, Ipsen Pharma is the record owner of the Ipsen Shares. To the best knowledge of the Reporting Persons, no director or executive officer of either Reporting Person owns any shares of the common stock or preferred stock of the Issuer.

Percent of Class: See Line 13 of the cover sheets and the footnotes thereto.

(b) Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owners of any securities.  Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See Line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote:

See Line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition:

See Line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition:

See Line 10 of cover sheets.

(c)  None of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days. To the best knowledge of the Reporting Persons, no director or executive officer of either Reporting person has effected any transaction in the Common Stock during the last 60 days.

(d)   No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)   Not applicable.

Item 6.                    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the Stockholders’ Agreement, License Agreement and Stock Issuance Agreement, forms of which are attached as Exhibits 4.1, 10.10 and 10.11, respectively, to the Issuer’s Form 8-K dated May 17, 2011 and filed with the Securities and Exchange Commission on May 23, 2011 and incorporated by reference herein, neither Reporting Person, nor, to the best knowledge of the Reporting Persons, are any executive officers or directors of either Reporting Person a party to any other contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer (including the shares of common stock), finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.                    Materials to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger dated April 25, 2011*

Exhibit 2	Amended and Restated Stockholders’ Agreement dated May 17, 2011**

Exhibit 3	Instrument of Adherence to Amended and Restated Stockholders’ Agreement dated May 17, 2011

Exhibit 4	Series A-1 Convertible Preferred Stock Issuance Agreement dated as of May 11, 2011**

Exhibit 5	License Agreement Amendment No. 2, dated May 11, 2011**

*                 Incorporated by reference from the Issuer’s Form 8-K dated April 25, 2011 and filed with the Securities and Exchange Commission on April 29, 2011.

**          Incorporated by reference from the Issuer’s Current Report on Form 8-K dated May 17, 2011 and filed with the Securities and   Exchange Commission on May 23, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2011

IPSEN PHARMA SAS

By:	/s/ WILLY MATHOT
Name:	Willy Mathot
Title:	Vice President, General Counsel &
Chief Compliance Officer

IPSEN, S.A.

By:	/s/ WILLY MATHOT
Name:	Willy Mathot
Title:	Vice President, General Counsel &
Chief Compliance Officer

SCHEDULE 1

CERTAIN INFORMATION REGARDING THE PERSONS CONTROLLING THE REPORTING PERSONS

IPSEN, S.A.	IPSEN PHARMA SAS
Directors	Directors & Executive Officers

Marc De Garidel	Christophe Jean — Director
Principal Occupation: Chairman of the Board of Directors and Chief Executive Officer of Ipsen	Citizenship: French
Citizenship: French	Claude Bertrand — Director
Citizenship: French
Anne Beaufour
Principal Occupation: Director of Ipsen	Etienne De Blois — Director
Citizenship: French	Citizenship: French

Henri Beaufour	Philippe Robert-Gorsse — Director
Principal Occupation: Director of Ipsen	Citizenship: French
Citizenship: French
Eric Drape — Director
Hervé Couffin	Citizenship: French
Principal Occupation: President of Callisto SAS
Citizenship: French	Claire Giraut — Director
Citizenship: French
Antoine Flochel
Principal Occupation: President, Administrateur Délégué of Mayroy	Jean Fabre — Director Citizenship: French
Citizenship: French
Jean-Pierre Dubuc —Director
Gérard Hauser	Citizenship: French
Principal Occupation: President Nexans
Citizenship: French	Didier Veron — Director
Citizenship: French
Pierre Martinet
Principal Occupation: Director of Sequana SA	Marc De Garidel — President
Citizenship: French	Citizenship: French

René Merkt Principal Occupation: Lawyer	The business address of each director and officer is 65, quai Georges Gorse, 92100 Boulogne Billancourt, France
Citizenship: Swiss

Yves Rambaud
Principal Occupation: Director of Geodis
Citizenship: French

Klaus-Peter Schwabe

Principal Occupation: Director of Dr Schwabe Pharma Verwaltungs GmbH
Citizenship: German

Christophe Vérot
Principal Occupation:
Citizenship: French

The business address of each director is 65, quai Georges Gorse, 92100 Boulogne Billancourt, France

Executive Officers

Marc De Garidel
Chairman of the Board of Directors and Chief Executive Officer of Ipsen
Citizenship: French

Claire Giraut
Group Executive Vice-President, Chief Financial Officer
Citizenship: French

Etienne de Blois
Group Executive Vice-President, Human Resources
Citizenship: French

Christophe Jean
Group Executive Vice-President, Chief Operations Officer
Citizenship: French

Claude Bertrand
Group Executive Vice-President, Research and Development
Citizenship: French

Eric Drape
Group Executive Vice-President, Manufacturing and Supply Oganization
Citizenship: French

The business address of each executive officer is 65, quai Georges Gorse, 92100 Boulogne Billancourt, France